PEAKSTONE

Peakstone Securities, LLC
150 N Wacker Drive, Suite 2500, Chicago, IL 60606

EXEMPTION REPORT
SEA RULE 17a-5(d)(4)

February 1, 2016

Marcum, LLP
111 S. Pfingsten Road
Suite 300
Deerfield, IL 60015

The below information is designed to meet the Exemption Report criteria pursuant to SEC Rule 17a-5(d)(4):

Peakstone Securities, LLC is a broker/dealer registered with the SEC and FINRA. Pursuant to paragraph k(2)(i) of SEC Rule 15c3-3, the Company is claiming an exemption from SEC Rule 15c3-3 for the fiscal year ended December 31, 2015.

The Company has met the identified exemption provisions throughout the most recent fiscal year without exception.

The above statement is true and correct to the best of my and the Company's knowledge.

Signed: _____

Name: Stephen Sleigh

Title: Chief Executive Officer